Exhibit 17.1

May 16, 2008

Mr. Jack G. Drosdick

Chairman, CEO & President

Sunoco, Inc

Dear Jack,

In light of my recent election to the Board of Directors of Sunoco Inc., I believe it is appropriate for me to resign my position as a director of Sunoco Partners LLC, the general partner of Sunoco Logistics Partners L.P. It was a privilege and honor to have served on the Board for the past six years as Debbie and her management team grew the business into one of the leading liquid pipeline companies. I believe the Partnership is well positioned for continued success in the future. My resignation does not reflect any disagreement with the management or the Board of Sunoco Logistics Partners L.P.

Sincerely,

/s/ Gary W. Edwards

Gary W. Edwards